

December 24, 2013

Via E-mail
Mr. Thomas F. Ackerman
EVP and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale St.
Wilmington, MA 01887

> **Re: Charles River Laboratories International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 27, 2013**
> **File No. 001-15943**

Dear Mr. Ackerman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates

Valuation and Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 31

1. You disclose that, for the PCS reporting unit, given the relatively low cushion of 15% and the preliminary 5 year strategic plan, management concluded that a quantitative analysis would be required in assessing goodwill for impairment. If the PCS reporting unit is at risk of failing step one of the impairment test, provide us the following in the form of proposed disclosures to be included in future periodic reports or explain to us why this disclosure is not warranted:

   - the percentage by which fair value exceeded carrying value as of the date of most recent test;
   - the amount of goodwill allocated to the reporting unit;

- describe the methods/key assumptions used to determine fair value and how the assumptions were determined;
- discuss the degree of uncertainty associated with the key assumptions; and,
- describe the potential events that could affect the key assumptions.

Pension Plan Accounting, page 33

2. Please provide us proposed disclosure to be included in future periodic reports regarding your assumption of the expected return on plan assets that includes the historical performance for recent individual years and over time and limitations of this data (e.g., changes in asset allocation).

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies
Pension Plans, page 62

3. Please provide us proposed disclosure to be included in future periodic reports of your accounting policy for determining the expected return on plan assets. If you use a calculated value, disclose how you determine the calculated value. Also disclose the amortization method of actuarial gains or losses, such as the period and corridor.

Note 8. Employee Benefits Plans
Pension Plans, page 75

4. Please provide us proposed disclosures to be included in future periodic reports describing the basis used to determine the overall expected long-term rate-of-return-on-assets assumption. Please refer to ASC 715-20-50-1d.5.iii. Include disclosure such as:

- the general approach used;
- the extent to which the overall rate-of-return-on-assets assumption was based on historical returns;
- the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns; and,
- how those adjustments were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant